

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Via U.S. Mail and facsimile to (949) 673-4525

James M. Cassidy
President
Alderwood Acquisition Corporation et al.
215 Apolena Avenue
Newport Beach, California 92662

> **Re:** **Alderwood Acquisition Corporation**
> **Oakwood Acquisition Corporation**
> **Pinewood Acquisition Corporation**
> **Sherwood Acquisition Corporation**
> **Forms 10-12G**
> **Filed October 7, 2010**
> **File Nos. 000-54148; 000-54147; 000-54146; 000-54145;**

Dear Mr. Cassidy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. The following comments apply to all four registrants, as applicable, unless otherwise noted.

2. It appears you are using the format for For, 10-SB. For example, you refer to "Small Business Issuers" on the cover page. The Form 10-SB for small business issuers was discontinued in Release No. 33-8876 effective February 4, 2008. Please ensure that you have you have addressed all the provisions of Form 10 and use the correct form for future filings.

3. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

4. We note your counsel, officer and shareholder James M. Cassidy's and shareholder James K. McKillop's involvement with other similar and recent blank check company filings. For example, both individuals appear to have relationships with Canistel, Greenmark, Spinnet, Cabinet, Console and Hightower Acquisition Corporations, among others. Please describe any relationships among all of these companies and Messrs. Cassidy and McKillop's relationship with each company. Please also include a new section in the filing describing any previous blank check companies in which your officers, shareholders or promoters may have been involved. Include the following:

    *   Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe the status of any mergers or acquisitions with the blank check company.

    *   Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

    *   Disclose whether any transaction resulted in termination of your officers', shareholders' or promoters' association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

5. Please discuss your auditor's going concern opinion in the business, risk factors and management's discussion and analysis sections.

6. Please insure that the number shares of common stock issued and the consideration paid is consistent throughout the document. For example, there are references to 10 million and 20 million shares of common stock issued for consideration of $1000 and $2000 in Items 7 and 10.

7. Please provide page numbers in future amendments.

Item 1. Business

Potential Target Companies

8. We note the reference to Carin. Please revise or advise.

Item 2. Financial Information; Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

9. Please disclose whether your arrangement for Tiber Creek Corporation to cover all of your expenses is governed by a loan agreement or some other contractual relationship. Please also revise to quantify the amount of expenses you intend to incur over the next 12 months and whether there is any limit upon the amounts you may incur before Tiber Creek will cease to provide additional funding.

Search for Target Company

10. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

11. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

General Business Plan

12. Please add your lack of diversification as an item in the risk factors section, considering you refer to it as a "substantial risk."

Terms of a Business Combination

13. We note your indication that James M. Cassidy will provide his services without charge or repayment by Alderwood. State whether Tiber Creek Corporation will perform any services under the same terms.

Item 5. Directors, Executive Officers, Promoters and Control Persons

14. Please describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Cassidy should serve as a director in light of your business and structure. Please see Item 401(e)(1) of Regulation S-K.

Conflicts of Interest

15. We note the reference to Elmwood Acquisition Corporation, however, no such corporation appears to have filed a registration statement on Form 10. In addition, the Oakwood registration statement on Form 10 lists Oakwood as another blank check company rather than Pinewood. Please revise or advise.

16. You state here that you anticipate that target companies will be located for Alderwood and other blank check companies in chronological order of the date of formation of such blank check companies, or, in the case of blank check companies formed on the same date, alphabetically. Disclose by name and in order of prioritization all of the blank check companies your sole officer and director is affiliated with, so as to give some indication as to how long it may take you to identify an acquisition candidate.

Item 6. Executive Compensation

17. You state here that Mr. Cassidy "anticipates receiving benefits as a beneficial shareholder of Alderwood." Please explain what you mean by "benefits" in this statement.

Item 7. Certain Relationships and Related Transactions, and Director Independence

18. Please revise to include the disclosure required by Item 404(c) of Regulation S-K regarding promoters.

Item 9. Market Price of and Dividends on the Registrant's Common Stock and Related Stockholders Matters

19. Please also provide the disclosure required pursuant to item 201(a)(2) of Regulation S-K.

20. Please provide the approximate number of holders. See Item 201(b) of Regulation S-K.

Item 15. Financial Statements

21. Please correct the reference to the period ended December 31, 2009 or advise.

Report of Independent Registered Public Accounting Firm, page F-1

22. We note the explanatory paragraph states, "The financial statements do not include any adjustments that might result from the outcome of this uncertainty," however there is no apparent uncertainty described. Further, the report states the company has revenues and income since inception which appears inconsistent with the financial statements. Please request your auditors revise the report to disclose clearly, without the use of any conditional language, whether there is substantial doubt about your ability to continue as a going concern. Refer to paragraphs 3(c), 12, and 13 of AU Section 341 for guidance.

Alderwood Acquisition Corporation Balance Sheet, page F-2

23. Please include a reference to preferred stock under stockholders' equity. See Regulation S-X §5-02.28.

Signatures

24. Please include the date of signature.

Exhibits

25. Please provide Exhibit 3.3 for Pinewood.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director